UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of November 2023
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐

Financial Results
On November 9, 2023, Nomad Foods Limited (the “Company”) issued a press release announcing its financial results for the three and nine month periods ended September 30, 2023 (“3Q 2023”). The press release is furnished as Exhibit 99.1 to this Report on Form 6-K. The Company also issued Condensed Consolidated Interim Financial Statements for 3Q 2023. The Condensed Consolidated Interim Financial Statements for 3Q 2023 are filed as Exhibit 99.2 to this Report on Form 6-K and are incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044) and (iii) Form F-3 filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer
Dated: November 9, 2023

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on November 9, 2023 relating to the Company’s financial results for the three and nine month periods ended September 30, 2023.

99.2	Condensed Consolidated Interim Financial Statements (unaudited) for the three and nine months ended September 30, 2023.